

July 13, 2010

VIA U.S. MAIL and FAX 702-733-5546

Kenneth J. Kay
Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

      Re: Las Vegas Sands Corp.
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed March 1, 2010
      Proxy Statement on Schedule 14A
      Filed April 23, 2010
      File No. 001-32373

Dear Mr. Kay:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Comments on 10-K for fiscal year end December 31, 2009

Item 1A – Risk Factors, page 23

1.   We note your response to comment 2 of our letter dated May 19, 2010. In response to our comment, you have proposed replacing the risk factor "If the operating results of The Shoppes at The Palazzo continue to be less …" with a new risk factor specifically focused on the bankruptcy filings of GGP. Please revise your disclosure in the proposed risk factor to specifically address the impact on your business operations, as applicable, if you do not maintain an acceptable working relationship with GGP or its successors similar to disclosure in your previous risk factor.

Comments on Proxy Statement

Compensation Discussion and Analysis, page 17

Short-term Incentives, page 19

2.   We note your disclosure beginning on page 19 regarding the short-term incentives as well as the disclosure beginning on page 22 regarding the long-term incentives. With respect to your incentive compensation, please revise your disclosure to more succinctly describe how the amounts reflected on the summary compensation table relate to the target amounts described in the compensation discussion and analysis. For example only, please clarify how the tables of annualized EBITDAR on page 20 are used to calculate Mr. Adelson's bonus as well as how the annualized EBITDAR tables are used to calculate long-term incentive compensation.

Messrs. Leven, Goldstein and Kay, page 21

3.   Please tell us the specific items of corporate and individual performance that are taken into account in determining compensation awards for each named executive officer. Please explain whether the officers met these goals and why the company determined to award bonuses in light of each officer's achievement or failure to achieve a particular performance measure. Similar disclosure should be provided future filings. Alternatively, tell us why you believe that disclosure of these targets is not required. Refer to Item 402(b)(2)(v), (vi) and (vii) and Instruction 4 to Item 402(b).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel